					Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					June 30,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$44,877	$50,991	$45,464	$47,464	$44,637	$42,839
Interest applicable to rentals	1,596	1,849	1,916	1,880	1,162	783

Total fixed charges, as defined	46,473	52,840	$47,380	$49,344	$45,799	$43,622

Preferred dividends, as defined (a)	5,347	4,674	4,490	5,099	5,067	4,997

Combined fixed charges and preferred dividends, as defined	$51,820	$57,514	$51,870	$54,443	$50,866	$48,619

Earnings as defined:

Net Income	$38,973	$39,620	$52,408	$67,058	$73,497	$68,992
Add:
Provision for income taxes:
Total income taxes	22,868	20,464	17,846	34,431	37,040	33,163
Fixed charges as above	46,473	52,840	47,380	49,344	45,799	43,622

Total earnings, as defined	$108,314	$112,924	$117,634	$150,833	$156,336	$145,777

Ratio of earnings to fixed charges, as defined	2.33	2.14	2.48	3.06	3.41	3.34

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.09	1.96	2.27	2.77	3.07	3.00

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.